UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. ____)*

KAL ENERGY, INC.
(Name of Issuer)

COMMON STOCK, $0.0001 PAR VALUE PER SHARE
(Title of Class of Securities)

48238A100
(CUSIP Number)

March 12, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐Rule 13d-1(b)
☑Rule 13d-1(c)
☐Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 48238A100	Page 2 of 5

SCHEDULE 13G

1	NAMES OF REPORTING PERSONS/ I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Newland Resources Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Western Australia, Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 13,333,333
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 13,333,333
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,333,333 shares of Common Stock, par value $0.0001
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.8%
12	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 48238A100	Page 3 of 5

Item 1.

(a)	Name of Issuer: KAL Energy, Inc.

(b)	Address of Issuer’s Principal Executive Offices: 93-95 Gloucester Place London, United Kingdom W1U 6JQ

Item 2.

(a)	Name of Person Filing: Newland Resources Ltd.

(b)	Address of Principal Business Office: 129 Edward Street Perth, Western Australia, Australia 6000

(c)	Citizenship: Western Australia, Australia

(d)	Title of Class of Securities: Common Stock, $0.0001 par value

(e)	CUSIP Number: 48238A100

Item 3.

If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act;

(b)	☐ Bank as defined in Section 3(a)(6) of the Act;

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐ Investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

(f)	☐ Employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with Section 240.13d-1(b)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐ Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

(a)	Amount beneficially owned: See Item 9 of Cover Pages

CUSIP No. 48238A100	Page 4 of 5

(b)	Percent of class: See Item 11 of Cover Pages [1]

(c)	Number of shares as to which the person has:

(i)	sole power to vote or to direct the vote of: See Item 5 of Cover Pages

(ii)	shared power to vote or to direct the vote of: See Item 6 of Cover Pages

(iii)	sole power to dispose or to direct the disposition of: See Item 7 of Cover Pages

(iv)	shared power to dispose or to direct the disposition of: See Item 8 of Cover Pages

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

1 Percentages based upon 122,995,338 shares of Common Stock outstanding, as reported by the issuer on its Quarterly Report on Form 10-QSB for the quarterly period ended February 29, 2008.

CUSIP No. 48238A100	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 16, 2008
/s/ Karen Elizabeth Vere Brown
Name: Karen Elizabeth Vere Brown
Title: Corporate Secretary